Contact

www.linkedin.com/in/timmaranville (LinkedIn)
www.mutationsmedia.com (Company)
podcastercoach.com (Personal)
theshowmustgoon.website (Company)

Top Skills

Leadership

Management

Team Building

Honors-Awards

Station of The Year/KUPD

Nominated Station of The Year/ KOOL-FM

Programmer of the Year

New Business of TheYear

Nominated Non-Profit of The Year

Publications

Talent Coaching - Transfer Emotions

Talent Coaching - Honor the Conversation

Talent Coaching - Keeping the Train on the Tracks

Mutations - Talent Coaching, Leadership, and Whimsical Wisdoms

Talent Coaching - Social Media

Tim Maranville, MBA, FWTHS

a 24/7 online radio stream station bridging the gab between the culture and the church through media-inspired event evangelism.

Murrieta

Summary

Chief Strategy and Content Officer

Experience

Ruach.Live (dba of 5 Smooth Stones)

Co-Founder & Executive Director

September 2020 - Present (1 year 10 months)

San Diego, California, United States

Co-founder of non-profit media marketing organization with a focus on consulting and producing professional media and events for other non-profit and church organizations. Responsible for all aspects of the organization including donor recruitment and relations, product development, marketing, and media.

- Developed and executed Food for Hope distributing 400,000 meals during national crisis
- Developed Ruach.Live radio stream concept
- Guided and executed unique technical development for Ruach.Live
- Responsible for nearly 85% of all donor contributions
- Recruited volunteers for business and events
- Produced “Let Us Worship” event in Temecula, CA (national worship tour)
- Produced “Breath of God Christmas Party” event in Murrieta, CA (300 families served)
- On Air personality for Ruach.Live (mornings solo/afternoon team show)

5 Smooth Stones, LLC

Founder & President

September 2020 - Present (1 year 10 months)

San Diego, California, United States

Founder of for-profit media marketing and consulting company with a focus on consulting and producing professional media and events for other commercial entities. Responsible for all aspects of the organization including business development, product development, marketing, and media.

- Ad campaign and social media for Ruach.Live radio stream station

• Coaching local physician through HR processes, book development, media and personal vision casting.
• Coaching start-up toy manufacturing product launch.
• Website creation for construction company
• Website creation for insurance company
• Podcast development for Informed Dissent Media
• Management of data and messaging for real estate agency

KGGN-FM

President/General Manager

September 2017 - September 2020 (3 years 1 month)

Hemet, CA

Local ground-up, bootstrap start-up of Southern California Contemporary Christian FM radio station. Recruited to build new non-profit frequency allocation for Hemet, San Jacinto, Temecula region. Responsible for all technical projects including facilitation of transmitter project to meet FCC specifications in less than five months. Also responsible for organization donor relations, underwriting, all business facilities, format selection, digital presentations, social media, websites, direct email, and broadcast presentations. Recruited and currently coaching a small team of three independent contractor sellers and four volunteer staff.
• Acquired FCC license for complicated technical buildout.
• Finished phase one (licensing) in record time despite crippling setbacks
• Achieved nearly 50% savings on original projections for transmitter project
• Raised $130k in pre-launch donations
• Outperformed revenue projections despite undercapitalization
• Won New Business of the Year/Hemet-San Jacinto
• Nominated 2x Non-Profit of the Year/Hemet-San Jacinto, CA & Wildomar-Murrieta, CA
• Honored by California State Assembly within first month of broadcast
• Sold out three key events (1500 total attendance) within first three months and continues to produce results

Curtis Media Group

Director of Programming - Product Development for WBBB-FM

September 2016 - September 2017 (1 year 1 month)

Raleigh-Durham, North Carolina Area

Largest media enterprise with 57 radio stations in North Carolina; three-year plan to increase annual revenue from $4MM to $8MM through redesign and repositioning of product. Responsible for all digital and broadcast

presentations and elements. Coach a small team of four high output performers and interface with the larger corporate departments and goals including peak digital performance and expansion of social media presence.

- Developed and implemented new vision to reach corporate rating and sales goals
- Ranked #1 in first midday on-air rating performance
- Ranked #1 in total cume audience within three months
- Accelerated product rank from 8th to 2nd within six months and to 1st within one year
- Migrated demographic & gender-reach of product through coaching and vision implementation
- Redesigned marketing systems reducing labor and increasing efficiency

Mutations Media
Business Owner
January 1997 - September 2017 (20 years 9 months)
Raleigh-Durham, North Carolina Area

Company was created for the specific purpose of contracting with traditional and digital content distributors for consultation and strategy. The following projects were created or consulted under the Mutations Media umbrella:

-Podcaster Coach (2016 - present)
-GLN Radio Networks (2015)
-Guardian X Technologies (2015 - present)
-Christian FM Radio Network (2015 - present)
-The Show Must Go On (2010 - present)
-Elite 5 Media (2017 - present)
-The Black Sphere, Inc. (2015 - present)
-The Optimistic Spin (2017 - present)
-Trudge the Road (2012 - present)
-Armed American Radio (2006)
-Mutations: Leadership, Talent, and Whimsical Wisdoms – Authored and self-published book (2015)
-Closer than Your Breath: A book of hope – Content consultation, coaching, and publishing (2014)

USA Radio Networks - Cross Platform Media Group
Chief Content Officer – Product and Channel Development
September 2014 - August 2015 (1 year)
Raleigh-Durham, North Carolina Area

National Christian and Conservative radio network turnaround project. Recruited to help facilitate a bankruptcy turnaround to generate $12MM in annual revenues with annual increase from 5 to 15% through reimagined product lines in both the Conservative news/talk and Christian channels. Responsible for all digital and broadcast shows, partnerships, and recruiting of national show host talent to create a national network to compete with Salem Radio Networks, Westwood One, and Premiere.

- Increased contracts for News product by 25% over six months through revitalization effort
- Increase total network affiliation by 40% in four months after network re-build
- Reduced cost of production by 15% through technology development and deployment
- Increased national market presence by 55% through deals with national talk show hosts including Kevin Jackson, Steve Deace, Steve Noble, Tony Perkins and others
- Increased show affiliation by 15% and revenue by 25% through the recruiting and hiring of the nation’s only national female morning show host for Daybreak USA

WestwoodOne

Vice President-Product Development and Programming
May 2009 - August 2014 (5 years 4 months)
Denver, CO & Seattle, WA

Recruited to increase margins through improved product quality (more customers) and expense management (efficiencies) in one department. Transformed the department from a minor wing of six employees to the backbone of the core business. Promoted to Vice President after one year and operated as the go-to-guy for special projects and high-level, strategic problem solving taking on three other departments along with oversight of 100+ employees in a company division of 500 employees and a company of nearly 1500 employees and annual revenues of $45MM.

- Increased Custom Division daily impact from 215 radio stations to 1900+ radio stations over a five-year period—a 784% increase
- 36% increase in contracts as head of the corporate product merger team in the acquisition of another national network
- Custom & Format Division drove consumer product adaptation increase turning around a three-year decrease
- Special project revitalization of the Billy Bush Radio Show and Jack FM along with the creation of the Rock 2.0 music format, Virtual Music Director scheduler, and Hispanic products all resulting in double-digit market increase

Denver Radio Company, LLC

Vice President – Product Development, Operations & Programming

January 2006 - September 2008 (2 years 9 months)

Denver, CO

Recruited specifically for startup radio stations with the intention to sell the assets in less than 3 years. The mission was to become operational in less than three months and to create products unique to Denver that would produce desirable and quantifiable audiences.

• Quarterly product consumer adaptation increases ranging from 5% to 20%

• Developed MP-ME! Loyalty marketing application with over 4500 downloads within 45 days

• Developed and launched two unique contemporary radio products in a 90-day window

• The Martini on the Rockies product immediately ranked Top Five in target market sub-cells

Sun City Communications

Vice President – Product Development & Operations

November 2004 - January 2006 (1 year 3 months)

Phoenix, AZ

Startup operation project with the goal of creating a Latino broadcast business in a tight 120-day window which included building leases, contracts, licensing, creating the product, recruiting bi-lingual talent, working with tech and engineering staff to make sure project launched on-air successfully. Launched the nation's most successful young Hispanic product debuting with a 20% market share. Developed highly successful job-training program for at-risk youth

CBS Radio

Vice President – National Product Development

2000 - 2004 (4 years)

Phoenix, AZ

At the time, CBS was America's fourth largest media company. Original position was Director of Product Development for one Phoenix radio station. Quickly promoted to cluster Director of Product development and then to National Product Development title. Still hold record for highest performing products in Phoenix history. KOOL-FM was highest rated Oldies station in the U.S, nominated for Radio Station of the Year by Radio & Records Magazine, and #1 revenue in Phoenix.

Education

Colorado Christian University

MBA, Emphasis on Leadership · (2012 - 2014)

Seattle Pacific University

Master of Business Administration (MBA), MBA, Emphasis on Leadership · (2012 - 2013)

Colorado Christian University

Organization Management, Project Management · (2008 - 2010)